Pure Acquisition Corp.

421 West 3rd Street, Suite 1000

Fort Worth, Texas 761102

March 22, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief
Office of Manufacturing and Construction

Re:	Pure Acquisition Corp.
Amendment 1 to Draft Registration Statement
Submitted February 21, 2018
CIK No. 0001726293

Ladies and Gentlemen:

Set forth below are the responses of Pure Acquisition Corp. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 5, 2018, with respect to the Company’s Amendment 1 to draft registration statement on Form S-1 submitted to the Commission on February 21, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing through EDGAR a Registration Statement on Form S-1 (the “Form S-1”). For your convenience, we will deliver three full copies of the Form S-1, as well as three copies of the Form S-1 marked to show all changes made since the submission of the Draft Registration Statement.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, text and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Form S-1 unless otherwise specified.

General

1.	Please summarize the principal pricing provisions of the Option Agreement.

The Company no longer intends to enter into the Option Agreement. References to the Option Agreement in the Form S-1 have been deleted.

2.	We note your response to comment 2 in our letter dated February 1, 2018. It does not appear as though you have addressed our request for an analysis as to whether HighPeak LP would be deemed to be engaged in the distribution of the issuer’s securities as that term is defined in Securities Act Section 2(a)(11). Please also address whether HighPeak would be deemed an underwriter as that term is used in Section 2(a)(11), and provide an analysis as to the effect this might have on the proposed registered resale of the securities subject to the Option Agreement.

As noted in response to comment 1, the Company no longer intends to enter into the Option Agreement.

Calculation of Registration Fee Table

3.	Include by footnote or otherwise the information that you provided us in response to comment 3 in our February 1, 2018 letter.

We have updated the cover page of the Form S-1 in response to the Staff’s comment.

Capitalization, page 53

4.	Please amend your filing to provide the letter agreement that you referenced in response to comment 7 in our February 1, 2018 letter.

The letter agreement is filed as Exhibit 10.1 to the Form S-1.

Please direct any questions or comments regarding this correspondence to our counsel, Amy Curtis of Thompson & Knight at 214-969-1763.

Sincerely,

Pure Acquisition Corp.

By: /s/ Steven W. Tholen

Steven W Tholen

Chief Financial Officer

cc:	Joe Dannenmaier
Amy Curtis
Alan Annex
Jason Simon